December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Impact, Inc.
Registration Statement on Form S-1 (File No. No. 333-279203)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Range Impact, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:30 p.m. Eastern Time on December 20, 2024, or as soon thereafter as possible.

Very truly yours,

BOCA RATON CHICAGO CINCINNATI CLAYTON, MO CLEVELAND COLUMBUS, OH NEW YORK SO. ILLINOIS ST. LOUIS WASHINGTON, DC UBGLAW.COM	/s/ Howard Groedel Howard Groedel On behalf of Range Impact, Inc. cc: Michael Cavanaugh, Chief Executive Officer Range Impact, Inc.